Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

LinkedIn – Reid Hoffman

1 March 2021

Joby Aviation is turning science fiction into science fact

When it comes to safe, clean, super-convenient and technologically amazing transportation options, why should the sky be the limit?

Founded in 2009 by JoeBen Bevert, Joby Aviation has been working under the radar at a base in Santa Cruz, California to develop an electric vertical take-off and landing (eVTOL) aircraft. The latest version of zero-emissions aircraft, which is quiet on takeoff and nearly silent in flight, can complete a 150-mile trip in less than an hour. Take a look at this video clip that shows Joby’s aircraft taking off so noiselessly that JoeBen doesn’t even have to raise his voice to compete with it.

But Joby’s quest includes even more than the amazing hardware it’s developing. Indeed, what Joby ultimately envisions is a new human mobility network that takes short-hop transit from 2D to 3D. Picture yourself leap-frogging miles of rush-hour gridlock, for the price of a taxi. Eventually, JoeBen’s dream is to eliminate one billion hours of commute time a day.

That’s why I think of Joby as “Tesla meets Uber in the air.” And that’s why I’m so excited that Reinvent Technology Partners (RTP), the SPAC I co-founded with Mark Pincus and Michael Thompson, has proposed a merger with Joby. It’s a chance to turn science fiction into science fact, in a way that I believe will have massive benefits for human productivity, environmental sustainability, and urban quality of life.

At first glance, Joby may not seem like a typical investment for me. I’m best known for my work in the consumer Internet space — founding LinkedIn and investing in platforms like Facebook and Airbnb.

In recent years, however, I’ve also been focusing on autonomous vehicles and 21st century human mobility start-ups like Aurora, Nauto, Nuro, and Convoy. And like I said above, Joby’s vision goes well beyond its amazing hardware. It wants to re-define the networks that human beings use to live and work most productively. Which, of course, is the same dynamic underlying global platforms and marketplaces like LinkedIn, Facebook, and Airbnb.

So ultimately Joby offers a new way to advance the themes around improving human ecosystems that I’ve been pursuing my entire career. That’s why I will also become a Joby board member upon completion of the proposed merger with RTP.

From its inception, Joby has taken a pragmatic and holistic view of its quest. How do you build a flying car that’s not just safe enough to fit into the complex architecture and busy rhythms of a city, but also so quiet and so clean it becomes a beneficial asset on multiple fronts? And then after that, how do you create an aircraft that is not just safe, quiet, and clean, but also so affordable it eventually becomes a daily transit option for millions of users?

To achieve this hugely ambitious vision, Joby has always sought key strategic partners. For example, Joby works with the U.S. Air Force’s Agility Prime program to accelerate testing and development, and last year, it became the first eVTOL company to achieve “airworthiness” approval from the Air Force. Similarly, Toyota is both a major investor in Joby and a key partner, bringing its legendary expertise in precision manufacturing, exacting quality control, and efficient mass production to Joby’s design and production processes.

As Joby’s latest prospective key partner, we at RTP believe a SPAC merger serves Joby’s goals and growth in a number of ways. Our model here at RTP is to deliver “venture capital at scale.” That means we’re both a source of patient capital to the companies we merge with and also function as long-term hands-on advisors, drawing on our own deep networks to help meet the ongoing needs for talent, partners, and additional investment that a company in major scale-up mode requires.

For Joby, a SPAC merger also offers an efficient way to become a public company, a shift in status that has major strategic value for Joby at this point in its evolution. Because Joby’s goal is to completely re-define human mobility in between and within existing urban centers, earning trust from the public is a fundamental part of its successful path forward — and upward! As a public company, Joby will increase its transparency and accountability, and best position itself for ongoing collaboration with the communities it will serve.

Joby plans to start taking paying customers in 2024. When that happens, highly efficient air mobility networks will start to become a viable choice for thousands, then millions, then even billions of users if our vision is true. By augmenting existing regional transit options with all-electric air taxis, we’ll reduce urban congestion and carbon emissions while increasing our overall mobility and productivity.

A quiet revolution in human mobility is already well under way. We have vertical liftoff!

On Wednesday, March 3rd, at 10:30AM Eastern, I’ll be discussing Joby Aviation’s future with Joby’s executive chair Paul Sciarra on LinkedIn News Live. I hope you’ll join us! Click here to set a reminder.

In addition, you can read more information about the merger here.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.